Exhibit 99.1

SPI Energy Co., Ltd. Names Marcum Bernstein & Pinchuk LLP as its Auditor

HONG KONG, March 06, 2018 — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (Nasdaq:SPI), a global clean energy market place for business, residential, government and utility customers and investors, today announced that the Audit Committee of its Board of Directors has appointed Marcum Bernstein & Pinchuk LLP as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2017, subject to Marcum Bernstein & Pinchuk LLP performing and completing its acceptance procedures and acceptance by the Marcum Acceptance Committee.

Concurrently with the appointment of Marcum Bernstein & Pinchuk LLP, the Audit Committee approved the termination of KPMG Huazhen LLP, SPI Energy’s previous auditor.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the EPC/BT, storage and O2O PV market including the development, financing, installation, operation and sale of utility-scale and residential PV projects in China, Japan, Europe and North America. The Company operates an online energy e-commerce and investment platform in China, as well as B2B e-commerce platform offering a range of PV and storage products in Australia. The Company has its operating headquarters in Hong Kong and maintains global operations in Asia, Europe, North America and Australia.

For additional information, please visit: http://investors.spisolar.com

For investors and media inquiries please contact:

SPI Energy Co., Ltd.
IR Department
Email: ir@spisolar.com
Source: SPI Energy Co., Ltd.